March 13, 2025

Ibrahima Tall
Chief Executive Officer
Namib Minerals
71 Fort Street, PO Box 500
Grand Cayman, Cayman Islands, KY1-1106

Tulani Sikwila
Chief Financial Officer
Greenstone Corporation
71 Fort Street, PO Box 500
Grand Cayman, Cayman Islands, KY1-1106

       Re: Namib Minerals
           Amendment No. 4 to Registration Statement on Form F-4
           Filed March 10, 2025
           File No. 333-283650
Dear Ibrahima Tall and Tulani Sikwila:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 3, 2025 letter.

Amendment No. 4 to Registration Statement on Form F-4 filed March 10, 2025 Risk Factors
Risks Relates to Greenstone
Since operations at our Mazowe Mine and Redwing Mine were halted in 2018 and 2019, respectively, we have been subject to, page 46

1. We note your disclosure that the application filed on February 15, 2024 with the High
 March 13, 2025
Page 2

       Court of Zimbabwe to place the Mazowe Mining Company in corporate rescue proceedings has been challenged by the Company, and a hearing date was set for
       March 11, 2025. Please update your disclosure here and elsewhere as appropriate to reflect the outcome of this hearing.
Greenstone's purchase of the Mazowe Mine, the Redwing Mine, and the How Mine from
Metallon may be subject to potential claims , page 47

2. You disclose that the former majority shareholder of Metallon (which was under common control with Metallon) was placed into liquidation in Jersey in May 2024 and that the adequacy of the consideration for the transfer of Metallon shares held by such former majority shareholder to the current controlling shareholders of Metallon could be at issue in the liquidation proceedings, and the transfer of Metallon shares could be challenged at law or in equity. You further disclose that if the Guarantors are not able to, or do not satisfy their indemnification obligations or if a challenge to the
       BMC Sale to Greenstone is successful, such result could have a material adverse effect on the Company's assets and operations. Please expand your disclosure to specify the potential material adverse effects on the Company, including with respect to the ownership claims of it's prospective target company, Greenstone, over the
       Mazowe, Redwing, and How Mines. Also include this disclosure in your Questions and Answers and Summary sections of your prospectus.
        Please contact Brian McAllister at 202-551-3341 or Shannon Buskirk at 202-551-
3717 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja Majmudar at 202-551-3844 or Irene Barberena-Meissner at
202-551-6548 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Energy &
Transportation
cc:   Barbara Jones